Gary B. Wolff, P.C.

  488 Madison Avenue Suite 1100 New York, New York 10022

COUNSELOR AT LAW

 Tel: (212) 644-6446   Fax: (212) 644-6498   Email: wolffpc@nyc.rr.com

January 20, 2009

Mail Stop 3720

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

TK Star Design, Inc. (the “Company”)

Registration Statement Form S1/ Pre-Effective Amendment One

File No.: 333-156457

Dear Mr. Spirgel:

Enclosed is Pre-Effective Amendment One to the above Registration Statement.  The changes are made in response to staff comments on the amended Registration Statement or represent an updating of material previously filed to reflect any developments in the business of the Company. The paragraph numbers below correspond to the numbered comments in your comment letter dated January 12, 2009.

General

1.

Wherever applicable we have fixed the offering price for the duration of the offering and identified all selling stockholders as underwriters.

Prospectus Summary

2.

We have removed the website reference.

Summary of Financial Data

3.

We have made the requested disclosure.

4.

Certain reclassifications were made and an explanation of variation between years provided in the Management Discussion and Analysis of Financial Condition.

Management Discussion and Analysis of Financial Condition

5.

Certain reclassifications were made and an explanation of variation between years provided in the Management Discussion and Analysis of Financial Condition.

6.

We have made the requested disclosure in Liquidity.

7.

We have provided the requested disclosure as part of our response to Item 6 above.

8.

We have made the requested disclosure.

9.

We have made the requested disclosure.

10.

We have made the requested disclosure.

Gary B. Wolff, P.C.

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

January 20, 2009

Re:

TK Star Design, Inc. (the “Company”)

Registration Statement Form S1

File No.: 333-156457

11.

The Company’s year-end is on December 31, 2008. Its financial data for that period is not due or required as yet. The Company will provide compensation data concurrent with providing 2008 financial statement information.

Description of Common Stock

Authorized but Un-Issued Capital Stock

12.

We have made the requested change.

Plan of Distribution

13.

We have made the requested change.

Financial Statements

Balance Sheets

14.

The footnotes have been edited to remove references to equipment and depreciation.

Note 2 – Summary of Significant Accounting Policies

g   Income Taxes

15.

The disclosure has been clarified.

Part II. Information Not Required in Prospectus

Item 16. Exhibits

1.

Specimen common stock certificate is filed as Exhibit 4.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

TK Star Design, Inc.

Li & Company, PC